Exhibit 99.1

B Communications Reports Financial Results For the

Fourth Quarter and Full Year of 2017

- The Bezeq Group Reports Net Profit of NIS 1.2 Billion for 2017 -

- Net Profit of NIS 90 Million Attributable to Shareholders of B Communications for 2017 -

Ramat Gan, Israel - March 29, 2018 - B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM), a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corporation Ltd. (TASE: BEZQ), today reported its financial results for the fourth quarter and year ended December 31, 2017.

“We are pleased with Bezeq’s results for 2017 in which it achieved net profit of NIS 1.2 billion ($356 million). During 2017 we continued our deleveraging process by decreasing our unconsolidated net debt by more than NIS 200 million ($58 million) to NIS 1.9 billion as of December 31, 2017 and with a strong balance sheet we look forward to the quarters ahead,” said Doron Turgeman, CEO of B Communications.

Private Placement of Series C Debentures: On January 25, 2018, the Company completed a private placement of NIS 240 million par value of its Series C Debentures to Israeli institutional investors for an aggregate consideration of approximately NIS 249 million ($72 million). The private placement was carried out as an increase to the outstanding Series C Debentures, which were first issued in September 2016 and have identical terms.

B Communications’ Unconsolidated Financial Liabilities and Liquidity

As of December 31, 2017, B Communications’ unconsolidated liquidity balances (comprised of cash and cash equivalents, short term investments and funds deposited in a pledged account) totaled NIS 511 million ($147 million) and its financial liabilities totaled NIS 2.45 billion ($706 million), including NIS 2 billion ($573 million) of Series C Debentures and NIS 460 million ($133 million) of Series B Debentures (including accrued interest and unamortized premiums, discounts and debt issuance costs for both series).

(In millions)	December 31,	December 31,	December 31,
	2017	2017	2016
	NIS	US$	NIS
Financial liabilities
Series B debentures	460	133	693
Series C debentures	1,987	573	1,881
Total financial liabilities	2,447	706	2,574

Liquidity
Cash and short-term investments	475	137	388
Pledged account (*)	36	10	47
Total liquidity	511	147	435

Net debt	1,936	559	2,139

*	Pledged for the benefit of the holders of the Series C Debentures. Pursuant to the indenture for the Series C Debentures, the account is required to include sufficient funds to meet the next interest payment payable to the holders of those debentures.

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B Communications Unconsolidated Sources and Uses for the Year Ended December 31, 2017

(In millions)	NIS	US$

Net debt as of December 31, 2016	2,139	617

Dividends received from Bezeq	(338)	(97)
Tax payment	25	7
Financing expenses, net	100	29
Operating expenses	10	3

Net debt as of December 31, 2017	1,936	559

Bezeq’s dividend distribution policy: On March 6, 2018, Bezeq’s Board of Directors decided to update Bezeq’s dividend distribution policy, whereby Bezeq will distribute to its shareholders, on a semi-annual basis, a dividend equal to 70% of Bezeq’s semi-annual net profit based on its consolidated financial statements, commencing with the upcoming distribution.

In addition, Bezeq’s Board of Directors determined that in the event the expected capital gains generated from the sale of the Sakia property (“Sakia Profits”) are recognized during 2018, they will not be distributed unless the full consideration is received in cash during 2018. Bezeq’s Board of Directors may decide at a later date to declare a dividend with respect to the Sakia Profits based upon the circumstances and in accordance with the law.

Dividend from Bezeq: On October 16, 2017, we received a dividend of NIS 186 million ($54 million) from Bezeq. On March 28, 2018, the Board of Directors of Bezeq resolved to recommend to the general meeting of its shareholders the distribution of a cash dividend of NIS 369 million ($106 million), representing 70% of Bezeq’s net profit for the second half of 2017. The dividend, which is subject to shareholder approval, will be paid on May 10, 2018. B Communications’ share of the dividend distribution, if approved, will be NIS 97 million ($28 million).

B Communications Fourth Quarter and Full Year Consolidated Financial Results

B Communications’ consolidated revenues for the fourth quarter of 2017 totaled NIS 2.46 billion ($709 million), a 1.8% decrease from NIS 2.50 billion reported in the fourth quarter of 2016. For the full year 2017, B Communications’ revenues totaled NIS 9.8 billion ($2.8 billion), a 2.9% decrease from NIS 10.1 billion reported in 2016. For both the current and the prior year periods, B Communications’ consolidated revenues consisted entirely of Bezeq’s revenues.

B Communications’ consolidated operating profit for the fourth quarter of 2017 totaled NIS 281 million ($81 million), a 27.4% decrease from NIS 387 million reported in the fourth quarter of 2016. For the full year 2017, B Communications’ consolidated operating profit totaled NIS 1.6 billion ($469 million), a 12.7% decrease from NIS 1.9 billion reported in 2016.

B Communications’ consolidated net profit for the fourth quarter of 2017 totaled NIS 55 million ($16 million), a 39.6% decrease from NIS 91 million reported in the fourth quarter of 2016. For the full year 2017, B Communications’ consolidated net profit totaled NIS 753 million ($217 million), a 54.3% increase from NIS 488 million reported in 2016. Consolidated net profit in 2016 included one-time refinancing expenses related to the early redemption of the Company’s 7⅜% Senior Secured Notes (the “Notes”).

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B Communications’ net loss attributable to shareholders for the fourth quarter of 2017 was NIS 33 million ($10 million) compared with a net profit of NIS 4 million reported in the fourth quarter of 2016. For the full year 2017, B Communications’ net profit attributable to shareholders was NIS 90 million ($26 million) compared with a net loss of NIS 236 million reported in 2016. The net loss in 2016 was due to the one-time refinancing expenses related to the Company’s early redemption of the Notes.

B Communications Fourth Quarter and Full Year Unconsolidated Financial Results

(In millions)	Three months ended December 31,			Year ended December 31,
	2017	2017	2016	2017	2017	2016
	NIS	US$	NIS	NIS	US$	NIS

Financing expenses, net	(24)	(7)	(19)	(100)	(29)	(485)
Operating expenses	(4)	(1)	(5)	(10)	(3)	(12)
Income tax benefit (expenses)	(6)	(2)	(4)	(6)	(2)	(4)
PPA amortization, net	(53)	(15)	(17)	(119)	(34)	(67)
Interest in Bezeq’s net profit	54	15	49	325	94	332
Net profit (loss)	(33)	(10)	4	90	26	(236)

As of December 31, 2017, B Communications held approximately 26.3% of Bezeq’s outstanding shares. B Communications’ interest in Bezeq’s net profit for the fourth quarter of 2017 totaled NIS 54 million ($15 million), a 10.2% increase from NIS 49 million reported in the fourth quarter of 2016. For the full year 2017, B Communications’ interest in Bezeq’s net profit totaled NIS 325 million ($94 million), a 2.1% decrease from NIS 332 million reported in 2016.

During the fourth quarter and full year of 2017, B Communications recorded net amortization expenses of NIS 23 million ($6 million) and NIS 89 million ($25 million), respectively, related to its Bezeq purchase price allocation (“Bezeq PPA”). In addition, B Communications incurred a non-cash goodwill impairment of NIS 30 million ($9 million) for the fourth quarter and full year of 2017 with respect to an impairment of goodwill in Bezeq’s cellular communications segment resulting from the continued fierce competition in the Israeli cellular telephony market. From April 14, 2010, the date of the acquisition of its interest in Bezeq, until December 31, 2017, B Communications has amortized approximately 81% of the total Bezeq PPA. The Bezeq PPA amortization expense is a non-cash expense that is subject to adjustment.

B Communications’ unconsolidated net financial expenses for the fourth quarter of 2017 totaled NIS 24 million ($7 million) compared with net financial expenses of NIS 19 million in the fourth quarter of 2016. Net financial expenses for the fourth quarter of 2017 included NIS 26 million ($8 million) of financial expenses related to the Company’s Series B and C debentures. These expenses were partially offset by financial income of NIS 2 million ($1 million) generated by short term investments.

B Communications’ unconsolidated net financial expenses for 2017 totaled NIS 100 million ($29 million) compared with NIS 485 million in 2016. Net financial expenses for 2017 included NIS 106 million ($31 million) of financial expenses related to the Company’s Series B and C debentures. These expenses were partially offset by financial income of NIS 6 million ($2 million) generated by short term investments. Net financial expenses in 2016 included NIS 270 million of one-time refinancing expenses related to the early redemption of the Notes.

B Communications’ unconsolidated net loss for the fourth quarter of 2017 was NIS 33 million ($10 million) compared with net income of NIS 4 million reported in the fourth quarter of 2016.

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For the full year 2017, B Communications’ unconsolidated net profit totaled NIS 90 million ($26 million) compared with a net loss of NIS 236 million in 2016. The net loss in 2016 was due to the one-time refinancing expenses related to the early redemption of the Notes.

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the quarter and full year ended December 31, 2017. For a full discussion of Bezeq’s results for the quarter and full year ended December 31, 2017, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q4-2017	Q4-2016	% change	FY-2017	FY-2016	% change
	(NIS millions)			(NIS millions)

Revenues	2,458	2,504	(1.8%)	9,789	10,084	(2.9%)
Operating profit	427	532	(19.7%)	2,110	2,321	(9.1%)
Operating margin	17.4%	21.2%		21.6%	23.0%
Net profit	205	185	10.8%	1,235	1,244	(0.7%)
EBITDA	854	940	(9.1%)	3,825	4,060	(5.8%)
EBITDA margin	34.7%	37.5%		39.1%	40.3%
Diluted EPS (NIS)	0.07	0.07	0.0%	0.45	0.45	0.0%
Cash flow from operating activities	842	832	1.2%	3,525	3,526	(0.0%)
Payments for investments	391	335	16.7%	1,530	1,416	8.1%
Free cash flow [1]	473	513	(7.8%)	2,093	2,248	(6.9%)
Total debt				11,861	10,953	8.3%
Net debt				9,391	9,719	(3.4%)
EBITDA (trailing twelve months)				3,825	4,060	(5.8%)
Net debt/EBITDA (end of period) [2]				2.46	2.39

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.

2 EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in 2017 totaled NIS 9.80 billion ($2.83 billion) compared to NIS 10.08 billion in 2016, a decrease of 2.9%.

Revenues of the Bezeq Group in the fourth quarter of 2017 were NIS 2.46 billion ($709 million), compared to NIS 2.50 billion in the corresponding quarter of 2016, a decrease of 1.8%. The decrease was due to lower revenues in all of the Bezeq Group segments.

Salary expenses of the Bezeq Group in 2017 totaled NIS 2.01 billion ($578 million), the same as in 2016.

Salary expenses of the Bezeq Group in the fourth quarter of 2017 were NIS 505 million ($146 million) compared to NIS 503 million in the corresponding quarter of 2016, an increase of 0.4%.

Operating expenses of the Bezeq Group in 2017 totaled NIS 3.89 billion ($1.12 billion) compared to NIS 4.01 billion in 2016, a decrease of 3.0%. The decrease in operating expenses was due to a reduction in most of the expense categories of the group, which were influenced, among other factors, by the early adoption of accounting standard IFRS 15.

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Operating expenses of the Bezeq Group in the fourth quarter of 2017 were NIS 1 billion ($289 million) compared to NIS 1.03 billion in the corresponding quarter of 2016, a decrease of 2.4%. The decrease in operating expenses was due to a reduction in most of the expense categories of the group, which were influenced, among other factors, by the early adoption of accounting standard IFRS 15.

Other operating expenses, net of the Bezeq Group in 2017 was NIS 68 million ($20 million) compared with NIS nil in 2016. The increase in other operating expenses was primarily due to the recognition of a NIS 87 million ($25 million) impairment of goodwill of Yes.

Other operating expenses, net of the Bezeq Group in the fourth quarter of 2017 amounted to NIS 96 million ($28 million) compared to NIS 33 million in the corresponding quarter of 2016. The increase in other operating expenses was primarily due to the NIS 87 million ($25 million) impairment of goodwill of Yes.

Depreciation and amortization expenses of the Bezeq Group in 2017 totaled NIS 1.72 billion ($495 million) compared to NIS 1.74 billion in 2016, a decrease of 1.4%. The decrease in depreciation and amortization expenses in 2017 was primarily due to a reduction in the amortization of purchase price allocation costs recorded in connection with the acquisition of a controlling stake in Yes.

Depreciation and amortization expenses of the Bezeq Group in the fourth quarter of 2017 were NIS 427 million ($123 million), compared to NIS 408 million in the corresponding quarter of 2016, an increase of 4.7%. The increase in depreciation and amortization expenses expenses in the fourth quarter was due to yearly depreciation adjustments recorded by Bezeq Fixed-Line in the fourth quarter of 2016.

Operating profit of the Bezeq Group in 2017 totaled NIS 2.11 billion ($609 million) compared to NIS 2.32 billion in 2016, a decrease of 9.1%.

Operating profit of the Bezeq Group in the fourth quarter of 2017 was NIS 427 million ($123 million) compared to NIS 532 million in the corresponding quarter of 2016, a decrease of 19.7%.

Financing expenses, net of the Bezeq Group in 2017 totaled NIS 417 million ($120 million), compared to NIS 447 million in 2016, a decrease of 6.7%. Financing expenses, net of the Bezeq Group in the fourth quarter of 2017 amounted to NIS 120 million ($35 million) compared to NIS 136 million in the corresponding quarter of 2016, a decrease of 11.8%. The decrease in financing expenses was primarily due to a change in the recording of the second contingent consideration paid in connection with the acquisition of Yes. The decrease was partially offset by an increase in financing expenses in respect of a change in the fair value of the financial assets held by Yes.

Tax expenses of the Bezeq Group in 2017 totaled NIS 453 million ($131 million) compared to NIS 625 million in 2016, a decrease of 27.5%. The decrease in tax expenses was due to decreased earnings and a decrease in the corporate tax rate in 2017.

Tax expenses of the Bezeq Group in the fourth quarter of 2017 were NIS 101 million ($29 million) compared to NIS 210 million in the corresponding quarter of 2016, a decrease of 51.9%. The decrease in tax expenses was due to decreased earnings and a decrease in the corporate tax rate in 2017.

Net profit of the Bezeq Group in 2017 totaled NIS 1.23 billion ($356 million) compared to NIS 1.24 billion in 2016, a decrease of 0.7%.

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Net profit of the Bezeq Group in the fourth quarter of 2017 was NIS 205 million ($59 million) compared to NIS 185 million in the corresponding quarter of 2016, an increase of 10.8%. The increase in net profit in the fourth quarter of 2017 was primarily due to the aforementioned reduction in tax and financing expenses.

EBITDA of the Bezeq Group in 2017 totaled NIS 3.83 billion ($1.1 billion) (EBITDA margin of 39.1%) compared to NIS 4.06 billion (EBITDA margin of 40.3%) in 2016, a decrease of 5.8%.

EBITDA of the Bezeq Group in the fourth quarter of 2017 was NIS 854 million ($246 million) (EBITDA margin of 34.7%) compared to NIS 940 million (EBITDA margin of 37.5%) in the corresponding quarter of 2016, a decrease of 9.1%.

Cash flow from operating activities of the Bezeq Group in 2017 totaled NIS 3.53 billion ($1.02 billion) compared to NIS 3.53 billion in 2016.

Cash flow from operating activities of the Bezeq Group in the fourth quarter of 2017 was NIS 842 million ($243 million) compared to NIS 832 million in the corresponding quarter of 2016, an increase of 1.2%. The increase in cash flow from operating activities was due to changes in working capital and tax payments.

Payments for investments (Capex) of the Bezeq Group in 2017 totaled NIS 1.53 billion ($441 million) compared to NIS 1.42 billion in 2016, an increase of 8.1%. The increase in investments was primarily due to the early adoption of accounting standard IFRS 15.

Payments for investments (Capex) of the Bezeq Group in the fourth quarter of 2017 was NIS 391 million ($113 million) compared to NIS 335 million in the corresponding quarter of 2016, an increase of 16.7%. The increase in investments was primarily due to the early adoption of accounting standard IFRS 15.

Free cash flow of the Bezeq Group in 2017 totaled NIS 2.09 billion ($604 million) compared to NIS 2.25 billion in 2016, a decrease of 6.9%. The decrease in free cash flow was due to the aforementioned increase in investments.

Free cash flow of the Bezeq Group in the fourth quarter of 2017 was NIS 473 million ($136 million) compared to NIS 513 million in the corresponding quarter of 2016, a decrease of 7.8%. The decrease in free cash flow was due to the aforementioned increase in investments.

Total debt of the Bezeq Group as of December 31, 2017 was NIS 11.9 billion ($3.4 billion) compared to NIS 11.0 billion as of December 31, 2016.

Net debt of the Bezeq Group was NIS 9.39 billion ($2.71 billion) as of December 31, 2017 compared to NIS 9.72 billion as of December 31, 2016.

Net debt to EBITDA (trailing twelve months) ratio of the Bezeq Group as of December 31, 2017, was 2.46 compared to 2.39 as of December 31, 2016.

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Approval of a Creditors Arrangement of the Company’s Controlling Shareholder

As previously reported, the Company’s controlling shareholder, Eurocom Communications Ltd. (“Eurocom”) (as well as other private companies of the Eurocom Group), had sought approval of a creditors arrangement in accordance with the provisions of Section 350 of the Israeli Companies Law (the “Arrangement”). Subsequently, Eurocom reported that the investor in the Arrangement proposal submitted a notice to the Court that the proposed Arrangement proposal expired and requested that the Court issue instructions. On March 20, 2018, a Court hearing was held regarding the Arrangement proposal. Eurocom reported that the Court suggested to the parties that they examine the feasibility of a different Arrangement structure and that the parties accepted the Court’s suggestion. The hearing was postponed to April 11, 2018. The Company will continue to report on any significant developments regarding the entire process, as required by law.

Locating and Appointing Candidates to the Bezeq’s Board of Directors

Regarding the process of locating and appointing candidates to the Bezeq’s Board of Directors (hereinafter, the “Recruitment Process”), it was resolved as follows pursuant to the request of B Communications):

●	Four to six “regular” directors (namely individuals who are not external directors and not necessarily independent directors) will be proposed by B Communications and will be included in the list of proposed candidates for the general meeting, subject to review by the Appointments Committee of the Bezeq Board of Directors to determine whether they comply with the applicable criteria.

●	The selection of the two Board of Director candidates to the position of independent director will be as follows: the Appointments Committee will formulate an initial list of candidates for the position of the two independent directors, which will include at least eight candidates who meet the criteria determined by law and the criteria to be formulated by the Appointments Committee. Representatives of B Communications will be partners in the discussions of the Appointments Committee in narrowing the aforementioned list of candidates to a final short list of candidates that will be acceptable to B Communications, which list will include at least four candidates. From the short list of candidates, the Appointments Committee will recommend to the Board of Directors two candidates for the position of independent director.

Investigation of the Israel Securities Authority and the Police Force

On June 20, 2017, the Israel Securities Authority (the “ISA”) began an open investigation (“the Investigation”) which included searches at the offices of Bezeq and of DBS and seizure of documents.

On November 6, 2017, the ISA issued a press release regarding the conclusion of the Investigation and the transfer of the Investigation file to the Tel Aviv District Attorney (Taxation and Economics). In accordance with the notice, the ISA concluded that there was prima facie evidence establishing the involvement of the main suspects in the case in offenses of: (1) fraudulently receiving funds in connection with the entitlement of Bezeq’s controlling shareholder to NIS 170 million of consideration in connection with Bezeq’s purchase of DBS shares from Bezeq’s controlling shareholder ( the consideration was contingent on certain targets to be met by DBS); (2) leaking the material of meetings of the independent committee of Bezeq’s Board of Directors that examined interested party transactions (the acquisition of DBS shares by Bezeq and a transaction between DBS and Space Communications Ltd. for the purchase of satellite segments for DBS) with Bezeq’s controlling shareholder and its associates; and (3) promoting Bezeq’s interests in the Ministry of Communications in violation of the Penal Law and the Israel Securities Law. The notice further stated that the Investigation file was transferred to the District Attorney’s Office and that the District Attorney’s Office is authorized to decide on how to continue with this matter. It should be noted that in this context, on November 20, 2017, Bezeq and DBS received a “letter of notice to the suspect” according to which the investigation file for investigating Bezeq and DBS as suspects was transferred to the Attorney General for review.

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On February 18, 2008, a joint press release by the ISA and the Israeli Police stated that in view of the evidence found by the ISA in its investigation, which raised suspicions of additional offenses, a new joint investigation was opened by investigators of the ISA and the Unit for Combating Economic Crime at Lahav 433, and that a number of suspects were arrested, including senior officers of the Bezeq Group.

To the best of Bezeq’s knowledge, and as the Court decisions show, the officers are suspected, together with others, of offenses of fraudulent receipt, managers’ offenses, obstruction of justice, bribery, offenses under the Securities Law, fraud and breach of trust in the corporation. Additionally. some of the officers are suspected of offenses under the Prohibition on Money Laundering Law.

Subsequent to the opening of the investigation, a number of legal proceedings were initiated against Bezeq, officers of Bezeq, and companies of the group of controlling shareholders in the Company, including motions for certification of class actions and motions for discovery of documents before submitting a motion for certification of a derivative claim.

To the best of the knowledge of the Company, none of its executive officers are targets of the ongoing investigation.

Appointment of Outside U.S. Counsel by Company’s Audit Committee to Conduct an Assessment of Internal Controls and Whether There Have Been Violations of U.S. Law

The Audit Committee of the Company has engaged outside U.S. counsel to conduct an assessment of: (a) the internal controls of the company and, as applicable, those of Bezeq – The Israel Telecommunications Corporation Ltd., in connection with the preparation of the Company’s financial statements to be included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 (the “20-F”), and (b) whether there have been any violations of the U.S. Foreign Corrupt Practices Act or any other laws that may affect the preparation of the Company’s 20-F.

Notes:

Convenience translation to U.S Dollars

Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.467 = US$ 1 as published by the Bank of Israel for December 31, 2017.

Use of non-IFRS financial measures

We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. The following non-IFRS measures are provided in the press release and accompanying supplemental information because management believes these measurements are useful for investors and financial institutions to analyze and compare companies on the basis of operating performance:

●	EBITDA - defined as net profit plus net interest expense, provision for income taxes, depreciation and amortization;

●	EBITDA trailing twelve months - defined as net profit plus net interest expense, provision for income taxes, depreciation and amortization during last twelve months;

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●	Net debt - defined as long and short-term liabilities minus cash and cash equivalents and short-term investments; and

●	Net debt to EBITDA ratio - defined as net debt divided by the trailing twelve months EBITDA.

●	Free Cash Flow (FCF) - defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net profit or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Management of Bezeq believes that free cash flow is an important measure of its liquidity as well as its ability to service long-term debt, fund future growth and to provide a return to shareholders. We also believe this free cash flow definition does not have any material limitations. Free cash flow is a financial index which is not based on IFRS. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net. Bezeq also uses the net debt and net debt to EBITDA trailing twelve months ratio to analyze its financial capacity for further leverage and in analyzing the company’s business and financial condition. Net debt reflects long and short-term liabilities minus cash and cash equivalents and investments.

Reconciliations between the Bezeq Group’s results on an IFRS and non-IFRS basis with respect to these non-IFRS measurements are provided in tables immediately following the Company’s consolidated results. The non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About B Communications Ltd.

B Communications is a holding company with the controlling interest in Israel’s largest telecommunications provider, Bezeq. For more information please visit the following Internet sites:

www.bcommunications.co.il

www.ir.bezeq.co.il

www.eurocom.co.il

www.igld.com

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Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager

idit@igld.com / Tel: +972-3-924-0000

Hadas Friedman – Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620

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B Communications Ltd.

Consolidated Statements of Financial Position as at December 31,

(In millions)

	2017	2017	2016
	NIS	US$	NIS
Current Assets
Cash and cash equivalents	2,386	688	762
Investments	596	172	907
Trade receivables	1,915	552	2,000
Other receivables	270	78	216
Related party	43	12	-
Inventory	125	36	106

Total current assets	5,335	1,538	3,991

Non-Current Assets
Trade and other receivables	493	142	644
Property, plant and equipment	6,940	2,002	7,072
Intangible assets	5,852	1,688	6,534
Deferred expenses and investments	558	161	465
Broadcasting rights	454	131	432
Deferred tax assets	1,019	294	1,007

Total non-current assets	15,316	4,418	16,154

Total assets	20,651	5,956	20,145

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B Communications Ltd.

Consolidated Statements of Financial Position as at December 31, (cont’d)

(In millions)

	2017	2017	2016
	NIS	US$	NIS
Current Liabilities
Bank loans and credit and debentures	1,858	536	2,051
Trade and other payables	1,713	494	1,640
Related party	-	-	32
Current tax liabilities	166	48	138
Provisions	95	27	80
Employee benefits	280	81	315
Total current liabilities	4,112	1,186	4,256

Non-Current Liabilities
Bank loans and debentures	12,436	3,587	11,446
Employee benefits	272	78	258
Other liabilities	234	67	244
Provisions	40	12	47
Deferred tax liabilities	459	132	593
Total non-current liabilities	13,441	3,876	12,588

Total liabilities	17,553	5,062	16,844

Equity
Attributable to shareholders of the Company	1,258	363	1,170
Non-controlling interests	1,840	531	2,131

Total equity	3,098	894	3,301

Total liabilities and equity	20,651	5,956	20,145

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B Communications Ltd.

Consolidated Statements of Income for the Year Ended December 31,

(In millions except per share data)

	2017	2017	2016
	NIS	US$	NIS

Revenues	9,789	2,823	10,084

Costs and expenses
Depreciation and amortization	2,117	611	2,161
Salaries	2,007	579	2,015
General and operating expenses	3,899	1,124	4,021
Other operating expense, net	137	40	21

	8,160	2,354	8,218

Operating profit	1,629	469	1,866

Financing expenses, net	517	149	931

Profit after financing expenses, net	1,112	320	935

Share of loss in equity-accounted investee	5	1	5

Profit before income tax	1,107	319	930

Income tax expenses	354	102	442

Net profit for the year	753	217	488

Profit (loss) attributable to:
Shareholders of the Company	90	26	(236)
Non-controlling interests	663	191	724

Net profit for the year	753	217	488

Earnings (loss) per share
Basic	3.02	0.87	(7.92)
Diluted	3.02	0.87	(7.92)

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Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s net profit to EBITDA:

(In millions)	Three-month period ended December 31,			Year ended December 31,
	2017	2017	2016	2017	2017	2016
	NIS	US$	NIS	NIS	US$	NIS

Net profit	205	59	185	1,235	356	1,244
Income tax	101	29	210	453	131	625
Share of loss (income) in equity- accounted investee	1	-	1	5	1	5
Financing expenses, net	120	35	136	417	120	447
Depreciation and amortization	427	123	408	1,715	495	1,739

EBITDA	854	246	940	3,825	1,103	4,060

Net Debt

The following table shows the calculation of the Bezeq Group’s net debt:

(In millions)	As at December 31,
	2017	2017	2016
	NIS	US$	NIS

Short term bank loans and credit and debentures	1,632	471	1,825
Non-current bank loans and debentures	10,229	2,949	9,128
Cash and cash equivalents	(2,181)	(629)	(648)
Investments	(289)	(83)	(586)

Net debt	9,391	2,708	9,719

Net Debt to Trailing Twelve Months EBITDA Ratio

The following table shows the calculation of the Bezeq Group’s net debt to EBITDA trailing twelve months ratio:

(In millions)	As at December 31,
	2017	2017	2016
	NIS	US$	NIS

Net debt	9,391	2,708	9,719

Trailing twelve months EBITDA	3,825	1,103	4,060

Net debt to EBITDA ratio	2.46	2.46	2.39

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Reconciliation for NON-IFRS Measures

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

(In millions)	Three-month period ended December 31,			Year ended December 31,
	2017	2017	2016	2017	2017	2016
	NIS	US$	NIS	NIS	US$	NIS

Cash flow from operating activities	842	243	832	3,525	1,017	3,526
Purchase of property, plant and equipment	(296)	(86)	(292)	(1,131)	(326)	(1,193)
Investment in intangible assets and deferred expenses	(95)	(27)	(43)	(399)	(115)	(223)
Proceeds from the sale of property, plant and equipment	22	6	16	98	28	138

Free cash flow	473	136	513	2,093	604	2,248

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Designated Disclosure with Respect to the Company’s Projected Cash Flows

In connection with the issuance of our Series C Debentures in September 2016, we undertook to comply with the “hybrid model disclosure requirements” as determined by the Israeli Securities Authority and as described in the prospectus governing our Series C Debentures.

This model provides that in the event certain financial “warning signs” exist, and for as long as they exist, we will be subject to certain disclosure obligations towards the holders of our Series C Debentures.

In examining the existence of warning signs as of December 31, 2017, our board of directors noted that our consolidated financial statements (unaudited) as well as our separate internal (unpublished) unaudited financial information as of and for the quarter ended December 31, 2017 reflect that we had, as expected, a continuing negative cash flow from operating activities of NIS 4 million for the fourth quarter of 2017.

The Israeli regulations provide that the existence of a continuing negative cash flow from operating activities could be deemed to be a “warning sign” unless our board of directors determines that the possible “warning sign” does not reflect a liquidity problem.

Such continuing negative cash flow from operating activities results from the general operating expenses of the Company of NIS 4 million for the fourth quarter of 2017 and due to the fact that the Company, as a holding company, does not have any cash inflows from operating activities. Our main source of cash inflows is generated from dividends (classified as cash flow from investing activities) or debt issuances (classified as cash flow from financing activities).

Such continuing negative cash flow from operating activities does not effect our liquidity in any manner. Our board of directors reviewed our financial position, outstanding debt obligations and our existing and anticipated cash resources and uses and determined that the existence of the continuing negative cash flow from operating activities, as mentioned above, does not reflect a liquidity problem.

Disclosure with Respect to the Company’s Requirements Under Series C Debentures

The Company declares with respect to the reporting period as follows:

1.	The Company did not record in favor of a third party any lien of any rank whatsoever over its direct or indirect holdings of 691,361,036 shares of Bezeq (the “Bezeq Shares”) including over any of the rights accompanying such shares.

2.	The Company did not make any disposition of the Bezeq Shares.

3.	The Company did not assume any financial debt (as defined in the Trust Deed of the Series C Debentures) during the reporting period (other than in the framework of the issuance of the Debentures, and its wholly owned subsidiaries, including B Communications (SP1) and B Communications (SP2) did not issue any financial debt whatsoever during the reporting period.

4.	As of the reporting date, the Company holds approximately 26.34% of Bezeq’s outstanding shares, directly and through its subsidiary.

5.	The equity attributable to the Company’s shareholders (not including non-controlling interests) according to this report amounts to NIS 1,258 million, and represents 33.8% of the Company’s total balance sheet on an unconsolidated basis.

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B Communications’ Unconsolidated Balance Sheet

(In millions)	December 31,
	2017	2017	2016
	NIS	US$	NIS
Current assets
Cash and cash equivalents	205	60	114
Short-term investments	306	88	321
Other receivables	-	-	1
Total current assets	511	148	436

Non-current assets
Investment in an investee (*)	3,208	925	3,342

Total assets	3,719	1,073	3,778

Current liabilities
Current maturities of debentures	226	65	226
Other payables	27	8	64
Total current liabilities	253	73	290

Non-current liabilities
Debentures	2,208	637	2,318

Total liabilities	2,461	710	2,608

Total equity	1,258	363	1,170

Total liabilities and equity	3,719	1,073	3,778

(*) Investment in Bezeq.

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